NEWS RELEASE
                                  ------------


              ENERGY POWER SYSTEM'S ENGINEERING & OFFSHORE DIVISION
                       ORDER BOOK EXPANDS BY C$6.2 MILLION


Toronto,  Canada  -  August  9, 2002 - ENERGY POWER SYSTEMS LIMITED
(AMEX: EGY &
Frankfurt Stock Exchange: EPW) (www.epsx.com) ("Energy Power" or the "Company") announced today that its Engineering & Offshore Division, M&M Engineering Limited and M&M Offshore Limited have been awarded contracts and orders approximating C$6.2 million with projects under development by some of Atlantic Canada's leading industrial companies, including, NORTH ATLANTIC REFINING
LIMITED,  CORNER  BROOK  PULP  AND  PAPER  LIMITED AND
NEWFOUNDLAND AND LABRADOR
HYDRO.

The contracts with North Atlantic Refining Limited include Sulphur Recovery Unit modifications, oil tank repairs and alterations, Sootblower installation and miscellaneous fabrication work to be completed at The Come By Chance Refinery.

The project with Newfoundland and Labrador Hydro is to replace Bay D'Espoir Surge Tank Heater Piping.

The scope of work to be performed for the Corner Brook Pulp and Paper 15 mega watt cogeneration project will consist of labor, supervision and materials for the fabrication, installation, flushing and hydrostatic testing of high pressure piping.

The Company's Engineering and Offshore division is also participating in onshore fabrication and maintenance work for Hibernia and Terra Nova offshore oil platforms.

About  North  Atlantic  Refining  Ltd.  (NARL)
----------------------------------------------

NARL operates the 105,000 barrels per day Refinery at Come-By-Chance, Newfoundland. The strategic location on the main North Atlantic shipping route allows NARL to bring crude oil from overseas and new offshore oil fields in Atlantic Canada and ship refined petroleum products anywhere in the world. NARL holds the largest refinery dock in North America with extensive tank facilities and is only 3 sailing days from New York.











AboutNewfoundland  and  Labrador  Hydro.
----------------------------------------

Newfoundland and Labrador Hydro (Newfoundland Hydro) is the parent company of the Hydro Group of Companies comprising Newfoundland Hydro, Churchill Falls (Labrador) Corporation Limited, Lower Churchill Development Corporation Limited, Gull Island Power Company Limited and Twin Falls Power Corporation Limited into one of the fourth largest utilities in Canada in terms of installed generating capacity. The massive underground powerhouse at Churchill Falls is rated at over 5400 MW.

About  Corner  Brook  Pulp  and  Paper
--------------------------------------

Corner Brook Pulp and Paper Limited is a vital force in the economy of western Newfoundland. Construction of the mill began in 1923 with the first paper produced in 1925. The Company employs approximately 700 people at the mill located in Corner Brook and the Deer Lake Power Company and CBPP Woodlands employs approximately 800 people in their harvest operations in almost 50 Newfoundland communities, while another 200 seasonal forestry workers operate in the summer and fall.

About  Energy  Power  Systems  Limited
--------------------------------------

Energy Power is an energy source and service company operating as an Engineering & Offshore Division and an Oil & Gas Division.

There are approximately 10.5 million shares issued and outstanding in the capital of the Company.

For  further  information  contact:
Scott  T.  Hargreaves,  CA,  CFA
Chief  Financial  Officer
Telephone:  (416)  861-1484
 www.epsx.com
 ------------




Certain of the statements contained in this news release are forward-looking statements. While these statements reflect the Corporation's current beliefs, they are subject to uncertainties and risks that could cause actual results to differ materially. These factors include, but are not limited to, the demand for the Corporation's products and services, economic and competitive conditions, access to debt or equity capital on favorable terms, and other risks detailed in the Corporation's Form 20-F and Annual Report.